

Make History Now®

Dear Friend,

Here's what's up. We recently launched **a new for-profit Black Fives startup**! It's a Delaware C-corporation called Black Fives Properties, Inc. and we are currently raising capital from investors in our seed round of equity financing.

To be specific, we are raising $1 million through post-money SAFEs at a $10 million valuation with a forecast to reach $30 million in revenue within five years, with upside.

I'm glad to report that **you have the opportunity to invest**!

https://wefunder.com/blackfives

That's because we set this up as an **SEC regulated** equity crowdfunding opportunity, which allows non-accredited investors (like most of us) to participate for as little as $100.

What this means is that regular people such as **descendants** of early African American basketball pioneers now have a chance to become financial shareholders in the logos that their ancestors helped make possible in the first place. No league is doing that and it's never been done. Until now.

The same goes for our loyal supporters, followers, customers, and long-time friends of the Black Fives brand.

Any investor would become a co-owner of this entire Black Fives sports category. To wear your Black Fives gear while saying "I'm one of the owners!" is a powerful message in support of cultural conservation, generational empowerment, and community involvement.

Some background. We've owned, utilized, and monetized the logos of once-forgotten pre-NBA all-Black men's and women's basketball teams for more than two decades.

But several years ago, we began offering Black Fives merchandise through our e-commerce store, the **Black Fives Online Fan Shop**. More than 2,000 customers later, our online retail operation has proven to be not just profitable but also scalable!

This new venture now manages, maintains, and protects those trademarks, which allows our nonprofit Black Fives Foundation – a 501(c)3 public charity – to focus on its mission.



We benefit from the **JOBS Act** signed by **President Obama**, which enabled regulated equity crowdfunding controlled by the **Securities and Exchange Commission** (SEC). Before that, investors had to be accredited, which required having at least $200,000 in salary for two years, a net worth of at least $1 million, or at least $5 million in investments.

This is different from social crowdfunding for donations to causes because it's an investment where the investor gets actual SEC regulated securities in the form of stock options.

Our equity crowdfunding page is on a platform called WeFunder, which you can visit and see **in the link below**. (WeFunder pioneered equity crowdfunding and they were at President Obama's signing of the JOBS Act.)

https://wefunder.com/blackfives

A portion of the revenue from this new venture goes back to the nonprofit Black Fives Foundation to help fund its mission. (By the way, we now have **three** Black Fives Era descendants on the Board of Directors at the Black Fives Foundation.)



Descendants of **William "Dolly" King** under his mural image at the **Barclays Center** in Brooklyn, home of the **Brooklyn Nets**.



Claude Johnson with descendants of New York Rens players Zachariah "Zack" Clayton, Spencer "Stretch" Hill, William "Dolly" King, and John "Boy Wonder" Isaacs.

For this new venture, I've put together a diverse and experienced team of advisors who are industry experts in sports merchandising and trademarks. They include **three former NIKE vice presidents** and **Snapchat's top trademark and copyrights counsel**. All of us have been friends for more than 20 years.

We already have notable investors, including the angel investor group **Oregon Sports Angels** (OSA), whose members are former execs from **NIKE**, **adidas**, and other industry-leading sports-related firms. OSA's investment gives us a great initial spark of **validation** because of their expertise and their rigorous **due diligence** process.

There is a video in the link below that shares my personal background story of how this business opportunity came to be, and the page itself gives a ton of additional details as well as a link to our original investor pitch deck at the very bottom.

https://wefunder.com/blackfives

By SEC guidelines, we are in what's called the "testing the waters" phase. To reserve your investment, visit the link above, select "Reserve," then follow the instructions.

To answer questions and provide more information, feel free to register (free) for one of our upcoming live Q&A webinars also linked on that page. It's also OK for you to spread the word among your friends and passionate others.

I'm glad to make this opportunity available to you!

With thanks and kindest regards,

Claude Johnson
CEO
Black Fives Properties, Inc.
(a Delaware C-Corporation)

Reg. CF FAQ: https://help.wefunder.com/#/investor/getting-started-for-investors

SEC Obligatory Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.









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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.